Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com

(804) 649-6643

Fax (804) 649-6024

sdickinson@mediageneral.com

Stephen Y. Dickinson

Vice President and Chief Accounting Officer

October 6, 2010

Mr. John Stickel

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Media General, Inc. (Registrant)

Form 10-K

For the Fiscal Year Ended December 27, 2009

Filed February 24, 2010

File No. 1-06383

Definitive Proxy Statement on Schedule 14A

Filed March 12, 2010

Dear Mr. Stickel:

This letter is submitted in response to the staff’s comments contained in your letter, dated September 21, 2010, relative to the Media General, Inc. (“Registrant” or “Company”), Form 10-K for the year ended December 27, 2009 and the Definitive Proxy Statement on Schedule 14A filed March 12, 2010. The Registrant spoke with Ms. Chanda DeLong, Division of Corporation Finance, United States Securities and Exchange Commission, by telephone on September 24, 2010 and agreed that the Registrant will comply with the staff comments presented below in future filings. Ms DeLong also agreed to the Registrant’s request for an extension of time until October 15, 2010 to submit its response to the comment letter dated September 21, 2010.

In the following paragraphs, each of the staff’s comments is presented in bold, followed by the Registrant’s response.

Form 10-K

1. We note your statement that your risk factors section describes “several risk factors” unique to the company. Please revise future filings to include all material risks.

Registrant’s Response

The Registrant has appropriately described all material risks that are unique to the company in its Form 10-K and will ensure that future filings remove any ambiguity in the introduction to Item 1A.

Signatures, page 71

2. Please revise the second half of your signature page so that Mr. Marshall Morton signs in his individual capacity as chief executive officer. Refer to the instructions to Form 10-K.

Registrant’s Response

The Registrant will ensure compliance in future filings.

Definitive Proxy Statement on Schedule 14A

Election of Directors, page 2

3. Please revise this section to more specifically discuss each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Registrant’s Response

The Registrant, along with many others, had to comply with Regulation S-K Compliance & Disclosure Interpretation 116.05 for the first time in the Definitive Proxy Statement on Schedule 14A filed on March 12, 2010 (the “Proxy Statement”). The Registrant will again review the new rules and emerging best practice examples and will provide more complete descriptions for its director-nominees in its future proxy statements.

Executive and Director Compensation

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Registrant’s Response

The Registrant considered and analyzed the new disclosure requirements pursuant to Item 402(s) of Regulation S-K with the assistance of outside counsel prior to the filing of the Company’s Proxy Statement. The Registrant’s management conducted an internal review of the compensation practices and policies for the Registrant’s employees, including non-executive officers, and determined that such policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Registrant. Accordingly, the Registrant determined that no disclosure was required pursuant to Item 402(s).

The Registrant’s review focused on compensation policies and practices in light of the business risks that face the Company. The Registrant considers the primary components of compensation to include base salaries, sales commissions, annual incentives and long-term incentives. Base salaries and sales commission plans are the key elements of compensation for most of our non-executive employees. The Registrant’s sales commission plans do not offer short-term incentives tied to individual performance goals that encourage excessive risk-taking or otherwise lead to actions that may not increase long-term shareholder value.

The Registrant’s annual incentive plan establishes a Company-wide performance goal based upon an EBITDA measure. In addition, the annual incentive program requires that the Registrant achieve, as a threshold matter, 100% of its budgeted cash flow for the year before any annual incentive awards would be paid – a goal which was not met for 2009. This requirement also applies to the six segment leaders who also must achieve specified segment and company performance goals. The Registrant’s long-term incentive plan consists of stock option grants that vest over a three-year period and performance-accelerated restricted stock awards (PARS) that are generally subject to ten-year restrictions on sale that may be lifted earlier if pre-established EPS growth targets are met after three years, five years, or seven years. As noted in the Compensation Discussion and Analysis section of the Proxy Statement, the vesting and trading restrictions for both the stock option grants and PARS are designed specifically to encourage the Registrant’s employees to remain in the employ of the Company, further mitigating business risk. The Registrant’s equity-based grants more closely align the interests of the Company’s employees with those of the Company’s shareholders. In addition, at levels below senior management, the relative weighting of incentive pay to other non-variable elements of the pay package (such as salary, pension and retirement benefits) diminishes, which further reduces any potential, however minimal, for the Company’s employees to take excessive risks.

As noted in the Board’s Role in Risk Oversight section of the Proxy Statement, the Board of Directors receives regular reports from the Chief Executive Officer and members of senior management on risks to the Registrant. The Registrant maintains additional internal controls on risk assessment. The Audit Committee of the Board is charged under its Charter with oversight of financial risk. Whenever a committee of the Board receives a report involving risk identification, risk management or risk mitigation, the Chairman of the Committee reports on the discussion to the full Board at the next Board meeting. In connection with this oversight, the Registrant has not identified any compensation policies and practices that are reasonably likely to result in a material adverse effect on the Registrant nor have any compensation policies or practices actually resulted in a material adverse effect to the Registrant.

The Registrant will continue to review its compensation policies and practices to determine whether they incentivize excessive risk. Where applicable in future filings, the Registrant will provide appropriate disclosures pursuant to Item 402(s) if the Registrant determines that the risks arising from its compensation policies and practices are reasonably likely to have a material adverse effect on the Company.

Approach to Determining Compensation, page 14

5. We note that you benchmark compensation by reviewing survey and proxy data of over 100 media companies. Please revise future filings to include, either in the body of your document or as an exhibit, the names of these companies.

Registrant’s Response

The Registrant will ensure compliance in future filings.

Related Person Transactions, page 46

6. Please revise future filings to include a discussion of the consulting fees paid to Mr. Woodlief or advise.

Registrant’s Response

Mr. Woodlief was paid consulting fees to assist the Registrant during the transition of its management structure from three platform-based divisions to five geographic market segments. Mr. Woodlief had a lifetime of experience in the publishing industry and the Registrant benefited from his counsel through the end of the first quarter of 2010. Mr. Woodlief retired on July 1, 2009, and will not be considered a named executive officer in the 2011 Proxy Statement. In future filings, if a similar consulting arrangement is in place, the Registrant will include a more comprehensive description of the consulting arrangement.

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We hope the staff finds the above information responsive to its comments. In connection with this response, the Registrant acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 649-6643.

Very truly yours,

/s/ Stephen Y. Dickinson

Stephen Y. Dickinson

cc:	John A. Schauss

George L. Mahoney

Chanda DeLong (SEC)

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